UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VITAE PHARMACEUTICALS, INC.

(Name of Subject Company)

VITAE PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92847N103

(CUSIP Number of Class of Securities)

Jeffrey S. Hatfield

President and Chief Executive Officer

Vitae Pharmaceuticals, Inc.

502 West Office Center Drive

Fort Washington, PA 19034

(215) 461-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jay K. Hachigian

Gregg A. Griner

Andrew Y. Luh

Keith J. Scherer

Albert W. Vanderlaan

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, MA 02210

(617) 648-9100

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication relating to the proposed acquisition of Vitae Pharmaceuticals, Inc., a Delaware corporation (“Vitae”) by Allergan plc (“Parent”), pursuant to the terms of an Agreement and Plan of Merger, dated September 13, 2016, by and among Vitae, Allergan Holdco US, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and Augusta Merger Sub, Inc., a Delaware corporation and an wholly owned subsidiary of Parent:

Employee Q/As for Vitae employees (the “Employee FAQ”). The Employee FAQ was first used or made available on September 14, 2016.

Vitae Pharmaceuticals, Inc.

EMPLOYEE Q/As

The following Employee Q&As are intended to address some of the questions or concerns you may have regarding how the merger (the “Merger”) of Vitae Pharmaceuticals, Inc. (“Vitae”) with and into Augusta Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (“Parent”).  Parent is a wholly owned subsidiary of Allergan plc (together, with Merger Sub and Parent, “Allergan”).

What was announced about the transaction?

Vitae has entered into a definitive agreement with Allergan, whereby (1) an affiliate of Allergan will commence a tender offer to purchase shares of common stock of Allergan and (2) following the closing of the tender offer, a subsidiary of Allergan (Merger Sub) will merge with and into Vitae.  Following the tender offer and merger, Vitae will become a wholly owned subsidiary of Parent.

Why did Vitae’s Board agree to the Merger with Allergan?

Our Board of Directors considered a variety of factors, and, among other considerations, given the current status of our clinical and development programs, the premium paid by Allergan and other factors, determined that the Merger upon the terms that Allergan has proposed was in the best interests of all Vitae’s stockholders.

How much will Allergan pay for Vitae?  Per share?

The total amount paid for Vitae’s stock is approximately $638.7 million, assuming various closing matters. This is approximately $21.00 per common stock share.

When will the tender offer and Merger become final?

We currently anticipate that the tender offer and Merger will be consummated in the fourth quarter of 2016.

For how long will Vitae remain an independent company?

Vitae will remain an independent company until the Merger closes.  Allergan and Vitae signed the Merger Agreement today.  In transactions like this, there is typically an approximate 2-3 month period before the Merger actually takes place.  During this time period, the companies have to file certain documents with the government, receive antitrust clearance, and Vitae shareholders are given an opportunity to sell (or tender) their shares to Allergan.  If one more share than 50% of our outstanding shares are tendered to Allergan and certain other closing conditions are satisfied, then the Merger will be finalized.  After that time, Vitae will continue in existence but Allergan will own and control Vitae.

How will this transaction benefit employees of Vitae?

Vitae employees will continue to be able to work on bringing our potentially novel product candidates to market.  All Vitae employees will continue their employment at Vitae.  In addition, certain employees will be eligible to participate in a Retention Bonus Plan in connection with the Merger; if you are receiving a retention bonus, you will be informed of that fact in the near future.

What will happen to my stock options?

All current Vitae stock options will be fully (100%) vested at the closing of the Merger and option holders will be cashed out in the Merger.  This means that, shortly following the closing of the Merger, Optionholders will receive net proceeds (generally, the common stock distribution amount of $21.00 per share less the stock option exercise price per share, tax withholdings and required deductions) for each option share held.  Employees will not be required to purchase their option shares by a cash payment.

What will happen to my outstanding purchase rights under Vitae’s Employee Stock Purchase Plan (the “ESPP”)?

Vitae will suspend the ESPP as of September 14, 2016 and all of your contributions will be returned to you after the Merger closes.

What is the Retention Bonus Plan?

The Retention Bonus Plan was adopted by Vitae’s Board of Directors to provide for a cash payment to its non-executive employees, subject to remaining employed by Vitae and Allergan after the closing of the Merger.  The Retention Bonus is paid in two installments: 50% if you remain employed with the company through the closing of the Merger and the remaining balance of your Retention Bonus if you remain employed by Allergan or its affiliates through the six month anniversary of the closing.  If you are selected to receive a Retention Bonus, you will receive a separate letter describing more fully your Retention Bonus amount and the Retention Bonus Plan.

What happens to my Retention Bonus if I resign after the closing of the Merger, but before the six month anniversary of the closing?

If you resign for other than “good reason,” before the six month anniversary of the closing, then you forfeit 50% of the Retention Bonus.  However, if you resign with “good reason” or are terminated without “cause” you will be paid the unpaid portion of the Retention Bonus.

What happens if my employment terminates after the closing?

Allergan has indicated that it wants all of Vitae’s employees to continue employment with it after the closing of the Merger.  Prior to receiving any indication of interest from Allergan, Vitae adopted a Severance and Change in Control Plan in June 2016 that provides severance protection to eligible employees who are terminated without cause or resign for good reason in the 3 months prior or the 12 months following a change in control such as the Merger.  All employees are eligible to participate in the Severance and Change in Control Plan who do not have an individual employment agreement with Vitae that provides severance in connection with certain corporate transactions like the Merger.

If I were terminated without Cause or resigned for Good Reason in the 3 months prior to or in the 12 months following the closing of the Merger, how much severance would I be entitled to receive under the Severance and Change in Control Plan?

Again, we do not anticipate that this will occur, but if you were terminated without “cause” or resigned for “good reason,” then you would be entitled to severance as follows:

Class of Employee	Severance Benefits
Executive Director, Senior Director or Director	2 weeks of salary per year of service with Vitae; with a minimum of 4 months and maximum of 6 months.
All other employees	2 weeks of salary per year of service with Vitae; with a minimum of 3 months and maximum of 6 months.

In order to receive severance under the Severance and Change in Control Plan, you would need to enter into a general release of claims.  A copy of the Severance and Change in Control Plan is available for your review. If you would like a copy, please email Susan Little, Senior Director, Human Resources at slittle@vitaerx.com to request a copy.

Will there be a change in my 2016 target bonus?  Will I get paid any of my 2016 bonus?  When?

Your 2016 bonus target will remain unchanged up to the closing of the Merger.

Upon the closing of the Merger, you will be paid your 2016 bonus at 100% achievement of target for the entire fiscal year.   If you joined Vitae in 2016, your bonus payout would also be adjusted for your length of service during 2016. Bonus payouts will be subject to tax withholdings and other required deductions and will be paid on the first payroll date following the closing of the Merger.  Starting in 2017, you will begin to participate in the same Allergan cash bonus plan as other similarly situated Allergan employees.

What will happen to Vitae’s employee benefit plans?

Initially, you will continue to participate in the Vitae employee benefit plans following the closing of the Merger.  At some point in the future, Allergan may elect to transition you to Allergan employee benefit plans.  Following the closing of the Merger, you will receive further details from Allergan regarding any possible changes to the employee benefit plans.

What happens if the merger is not completed?

If the Merger is not completed for any reason, Vitae will remain as an independent company with an exciting future, and we will continue to focus on advancing our programs to help patients.

Is Allergan going to close this facility?

Allergan has told us that they are very excited by the work that the Vitae team has done and sees great value in the work being done here.  We expect that, as the closing of the Merger becomes closer, the transition plans with respect to all integration matters, including facilities, will become more focused and will be communicated  to you as soon as we learn more details.

In the event of any conflict between this summary and the governing plan documents, the applicable plan will govern.

Notice to Employees/Investors

The tender offer for the outstanding common stock of Vitae referred to in this document has not yet commenced. The description contained in this document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Vitae common stock will be made pursuant to an offer to purchase and related materials that Allergan intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Allergan will file a tender offer statement on Schedule TO with the Securities and

Exchange Commission, and thereafter Vitae will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Additionally, Vitae and Allergan will file other relevant materials in connection with the proposed acquisition of Vitae by Allergan pursuant to the terms of the merger agreement. These materials will be sent free of charge to all stockholders of Vitae when available. In addition, all of these materials (and all other materials filed by Vitae with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Allergan and when available may be obtained by directing a request to Allergan’s Investor Relations Department at  (862) 261-7488. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Vitae by contacting Vitae Investor Relations at (215) 461-2000.

INVESTORS AND SHAREHOLDERS OF VITAE ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Forward-Looking Statements

This communication contains forward-looking statements, which are generally statements that are not historical facts. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the Company’s current plans, beliefs, estimates, assumptions and expectations and include without limitation statements regarding the planned completion of the Offer and the merger (the “Merger”). Forward-looking statements involve inherent risks and uncertainties and there are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements. These factors include risks and uncertainties related to, among other things: adverse conditions in the U.S. and international economies; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including the failure to obtain necessary regulatory approvals; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the Offer materials to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by the Company in connection with the Offer.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.